Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce Second Quarter FY2024 Financial Results on September 12, 2023

Herzliya, Israel, September 5, 2023 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Tuesday, September 12, 2023, at 8:30am ET to review its second quarter fiscal 2024 financial results for the period ending July 31, 2023. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register https://register.vevent.com/register/BI9c020cc431124a5f96f75ef260777cd2 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

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